January 18, 2007

Ms. Peggy Fisher
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re: Response of Surfect Holdings, Inc. to Comment Letter
to Registration Statement on Form SB-2 and
Amendment No. 1 to Registration Statement on Form SB-2
filed November 30, 2006 and December 5, 2006 (File No. 333-139034)

Dear Ms. Fisher:

We are counsel to Surfect Holdings, Inc. (the “Company”). We hereby submit on behalf of the Company a response to the letter of comment, dated December 22, 2006, from the Division of Corporation Finance to the Company’s Registration Statement on Form SB-2 and Amendment No. 1 to the SB-2, filed with the Securities and Exchange Commission (the “Commission”) on November 30, 2006 and December 5, 2006, respectively (“Form SB-2”). Our responses are numbered to correspond to the Commission’s comments and are filed in conjunction amendment No. 2 to the Form SB-2.

Cover Page

1.
We note that shares held by affiliates are subject to a lock-up agreement. Since the registrant is not eligible to conduct a delayed offering, please delete those shares from the registration statement. Upon the expiration of the lock-up agreement, you may register shares offered by affiliates, but the shares must be offered at a specified price since the registrant is not eligible to do an “at the market” offering and the sale of large amounts of shares by affiliates is in effect “by or on behalf of the issuer.”

The Form SB-2 has been revised to delete from the shares covered by the Form SB-2, shares held by affiliates of the Company.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

January 18, 2007

Prospectus Summary

2.
Please revise the “Overview” to describe in more detail your business and operations to date, using plain English. Investors should learn enough about your business and industry so the risk factors and other disclosure makes sense. To the extent you believe you need to use technical terms that may not be familiar to investors, please define them. We note the use of such terms as “wafer-scale deposition” and “solder material technologies” for example.

The “Overview” has been revised to describe the Company’s business and operations using plain English, and technical terms, when used, have been defined.

3.
Please expand the discussion where you describe your history. We note the registrant filed an SB-2 in March of 2006 as a company in the mining industry. Also, please describe Surfect Technologies and Surfect Holdings operations prior to the merger.

This section has been revised to clarify the Company’s corporate history and to state that the Company did not have any operations prior to the merger.

4.
We note on the cover page of your prospectus you describe the four different classes of selling security holders. In an appropriate location in the filing, please disclose those classes, and quantify the number of shares in each class and describe what consideration was given to the company in exchange for such shares on a per share basis.

Disclosure relating to the selling stockholders, consideration for the shares and the number of shares for each class of selling stockholder to be sold is set forth in the first paragraph on the first page of the prospectus.

5.	Please correct the date that you determined common stock outstanding.

The date for determining the number of shares of common stock outstanding has been updated.

Risk Factors, page 5

6.	Revise, where necessary, to ensure that each risk factor caption identifies the risk that is discussed in more detail in the risk factor.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

January 18, 2007

The risk factors have been revised to identify the risk that is discussed under each caption.

7.	We note that you state in the first paragraph that “the risks and uncertainties described below are not the only ones we face.” Please describe all material risks and remove this language.

The first paragraph under the caption “Risk Factors” has been revised to delete the sentence “However, the risks and uncertainties described below are not the only ones we face.” The Risk Factors have been expanded to include a description of all material risks known to the Company.

8.	Include a risk which addresses the extent to which you rely on an outsourcing firm to develop tooling and manufacturing processes, and identify the firm.

A risk factor entitled “We are dependent on the continued operation of qualified manufacturing outsourcing capacities” has been included. The Company has not yet identified a firm to outsource its manufacturing.

The Company is in an early stage of development… page 5

9.	Expand to quantify revenues to date and your accumulated deficit as of the latest balance sheet date.

The second Risk Factor on page 2 has been expanded to disclose the Company’s losses as of December 31, 2006 and September 30, 2006, and to disclose the Company’s accumulated deficit as of September 30, 2006.

If we fail to comply in a timely manner with the requirements of Section 404… page 11

10.
We note that your auditors identified several internal control weaknesses, which could become reportable conditions. Please revise your filing to disclose the nature of the internal control weakness identified in your disclosure in order to enhance an investor’s understanding. In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the internal control weaknesses.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

January 18, 2007

The disclosure related to internal control weaknesses has been revised to discuss the weaknesses identified and the steps taken to remediate such weaknesses and to reflect the revised dates for small business filers to comply with internal control reporting requirements mandated by Section 404 of the Sarbanes-Oxley Act of 2002.

Market information, page 13

11.	In the first paragraph, clarify that you have not taken any steps to list on those exchanges, if true, and state when you intend to apply for listing.

References to NASDAQ and American Stock Exchange under the caption “Market information” has been deleted as the Company has not taken steps to list on such exchanges. Under the risk factor entitled “There is currently no liquid trading market for our Common Stock and we cannot ensure that one will ever develop or be sustained” on page 11, the Company states that it anticipates listing on a securities exchange as soon as practicable after it is able to satisfy such initial listing standards.

Management’s Discussion and Analysis or Plan of Operations, page 13

General

12.	Please revise this filing to disclose the information required by Item 303(a) and Item 303(c) of Regulation S-B.

Management’s Discussion and Analysis or Plan of Operations beginning on page 14 has been revised (i) pursuant to Item 303(a) to more fully discuss the Company’s plan of operations, including the Company’s cash requirements and whether it will need to raise additional funds in the next 12 months, and (ii) pursuant to Item 303(c) to disclose that the Company does not have any disclosable off-balance sheet arrangements.

Unaudited Consolidated Results of Operations for the Three Months and Nine Months Ended September 30, 2006 and September 30, 2005, page 15

13.
We note your disclosure here that you are incorporating by reference your Form 8-K dated September 27, 2006. We note similar disclosures on pages 2, 56 and CF-8. Please explain to us why you believe you are able to incorporate this Form 8-K by reference into this Form SB-2.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

January 18, 2007

All references to incorporation by reference have been deleted throughout the Form SB-2.

Our Business, page 19

14.
Your business discussion should be rewritten to clearly and concisely explain to potential investors the nature of your industry and the status of your products. We note you are still in the developmental stage and have little or no revenues to date, yet your business section is 36 pages long and contains a variety of charts, graphs, and detailed information that is obtuse, confusing and far too technical in detail to be of significant benefit to investors. Explain all technical terms when you use them if you believe they are necessary. Delete irrelevant information and unsubstantiated statements regarding the superiority of your products and your competitive strengths, and supplementally support those you retain. We will have further comments when the material disclosure is presented in a more balanced and straightforward manner.

The Company’s business discussion has been revised to describe the Company’s business, industry and products using plain English and to explain technical terms and to delete most of the charts and graphs and unsubstantiated claims.

15.
Throughout this section you refer to a variety of relationships you have with a number of corporations. Identify the parties, describe the material terms of agreements you have with them, and file them as exhibits.

The Company has not entered into any material agreements with third parties except as filed as exhibits. The Company has engaged in informal collaborative research and development efforts with several third party national laboratories which have been identified.

16.	Please update your disclosure to discuss your anticipated beta orders in the fourth quarter of 2006 as you describe in the fifth paragraph on page 20.

Disclosure has been updated in the fifth paragraph under the heading Liquidity, Capital Resources and Cash Requirements on page 15 and in the last paragraph under the heading Customer Relationship Management on page 26, to state that the Company currently anticipates beginning delivery of beta units of its Leapfrog and Ascent products during the first quarter of 2007.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

January 18, 2007

17.
With regard to information cited from outside sources, ensure that you explain why you are including it in the filing and, if necessary, what conclusions an investor should draw from it. Also supplementally inform us:

•	how you confirmed that the data reflects the most recent available information,
•	whether the data is publicly available,
•	whether you paid for the compilation of the data,
•	whether the data was prepared for use in the registration statement, and
•	whether the authors of the data consented to your use of it in the registration statement.

If you were affiliated with the entity that prepared the data, please ensure that your disclosure clearly indicates the nature of all such affiliations.

Information cited from outside sources has been deleted from the SB-2.

Executive Compensation, page 60

18.	We note your disclosure in footnote 3. Please briefly describe the company’s relationship to the “affiliated entity” GET, Inc., or cross reference to the “Certain Relationships” section.

Griego Electrochemical Technologies, Inc. (“GET”) is an affiliated entity of Thomas Griego, a former executive officer and director of the Company. Mr. Griego is not a “named executive officer” and therefore is not required to be included in the Summary Compensation Table.

Security Ownership of Certain Beneficial Owners and Management, page 62

19.	Expand footnotes 4 and 5 to state, if true, that Messrs. Brownstein and Schnel have or share beneficial ownership over the shares held by ITU Ventures West I, L.P.

The footnotes to the Beneficial Ownership Table on page 33 have been revised to disclose that Messrs. Brownstein and Schnel are the managing partners of a limited partnership which manages ITU Ventures West I, L.P.(“ITU”) and are therefore deemed to beneficially own shares of the Company held by ITU.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

January 18, 2007

Certain Relationships and Related Transactions, page 63

20.	Please describe the impact of the recapitalization on all related parties, including the number of shares they received and the consideration that they paid.

The impact of the Merger on related parties including the number of shares received and consideration paid, has been described in the SB-2 on page 33, under the heading “Transactions with Related Persons, Promoters and Certain Control Persons”.

21.
Please describe the “variety of transactions” between you and GET, Inc. Also, expand the first paragraph to state the current status of the cash that was disbursed by Surfect to GET. Has it been forgiven? Is it a current liability?

Disclosure of transactions between the Company and GET have been deleted. Pursuant to Item 404 of Regulation S-B, no transactions between the Company and GET occurred since the beginning of the Company’s last fiscal year.

22.
We note that until recently Mr. Griego was a director. Expand the second paragraph to state whether that was a term of the agreement. Also disclose how much was paid to him under the consulting agreement.

The disclosure relating to Mr. Griego has been deleted. Pursuant to Item 404(a) of Regulation S-B, there were no material transactions which occurred between the Company and Mr. Griego since the beginning of the Company’s last fiscal year.

23.	Please clarify what it means when you say GET is not operating.

This statement has been deleted.

24.
We note your disclosure regarding the investments from ITU. Please expand to provide more detail regarding when the transactions took place, the amounts paid, and the number of shares received in connection with such investments. Disclose the exercise price for the 250,000 shares. Please discuss any other agreements with ITU, including agreements governing the registration rights or appointment of ITU designees to the board.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

January 18, 2007

Disclosure regarding ITU’s Ventures investment in the Company as set forth in the last paragraph of Item 26. Recent Sales of Unregistered Securities on page II-2 of the SB-2 has been expanded to provide more detail with respect to transactions with ITU Ventures. Other than as set forth in the Form SB-2, there are no other agreements with ITU Ventures. Chad Brownstein and Jonah Schnel were appointed to the Company’s board of directors pursuant to the merger agreement entered in September 2006 and filed as Exhibit 2.1 to the Form SB-2.

Selling Stockholders, page 65

25.	Please disclose whether any selling shareholders are broker-dealers or affiliates of broker-dealers. Any selling shareholder who is also a broker-dealer should be identified as an underwriter.

Disclosure has been provided on page 38 to state that none of the selling stockholders are broker-dealers or affiliates of broker-dealers, except for Westminster Securities Corporation, Williams Financial Group and Granite Financial Group, which acted as placement agents in connection with the Company’s private placement offering in September 2006.

Surfect Technologies, Inc. Annual Financial Statements, page 73

General

26.	Please update the financial statements, as applicable, as required by Item 310(g) of Regulation S-B.

Financial statements covering the interim period for the Company’s quarterly period ended September 30, 2006 are included in the SB-2 in accordance with Item 310(g) of Regulation S-B.

Annual Audited Financial Statements, page F-1

Notes to Financial Statements, page F-9

Note 2. Summary of Significant Accounting Policies, page F-9

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

January 18, 2007

-Loss Per Share, page F-10

27.
Please revise to disclose the number of shares that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented. Refer to paragraph 40(c) of SFAS 128.

Annual Audited Financial Statements:

Note 2 Basis of Presentation and Summary of Significant Accounting Policies - Loss Per Common Share on page F-10 has been expanded to refer to the broader discussion of Loss Per Share at Note 13 - Loss Per Share on page F-17. Note 13 has been modified to disclose the additional shares which would be potentially dilutive to earnings per share would they not have been antidilutive for the periods presented. Such additional potentially issuable shares totaled 800,000 in 2003, 1,433,333 in 2004 and 32,519,908 in 2005.

Unaudited Condensed Financial Statements:

Note 1 Basis of Presentation and Summary of Significant Accounting Policies - Loss Per Common Share on page CF-10 has been expanded to refer to the broader discussion of Loss Per Share at Note 9 - Loss Per Share on page CF-19. Note 9 has been modified to disclose the additional shares which would be potentially dilutive to earnings per share would they not have been antidilutive for the periods presented. Such additional potentially issuable shares totaled 5,256,584 at September 30, 2006.

-Stock Option Plan, page F-11

28.
You state that you account for your stock options using the fair value method of accounting. Please revise this note to more clearly describe your accounting policy for stock-based compensation. Separately describe how you account for stock-based compensation issued to employees and stock-based compensation issued to non-employees.

Annual Audited Financial Statements:

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

January 18, 2007

Note 2 - Stock Option Plan on page F-11 has been expanded to describe the Company’s accounting methodology and to comply with other disclosure requirements of SFAS 123(R).

Unaudited Condensed Financial Statements:

Note 1 - Stock Option Plan on page CF-10 has been expanded to describe the Company’s accounting methodology and to comply with other disclosure requirements of SFAS 123(R).

29.
In this regard, you state in your Form 10-QSB as of September 30, 2006 that you account for your stock options using APB 25 and that you plan on adopting SFAS 123(R) using the modified prospective method on January 1, 2007. In accordance with paragraph 69 of SFAS 123(R), please revise the unaudited interim financial statements to account for stock-based compensation in accordance with SFAS 123(R) beginning on January 1, 2006, or tell us why you believe it is appropriate to adopt SFAS 123(R) on January 1, 2007.

Form 10-QSB as of September 30, 2006:

Note 8- Stock Options on page 14 of the Company’s Quarterly Report on Form 10-QSB for the period ended September 30, 2006 will be revised to account for stock-based compensation in accordance with SFAS 123(R) beginning January 1, 2006 to confirm with the revised disclosure in the Form SB-2 as discussed below:

Unaudited Condensed Financial Statements:

Note 7 - Stock Options on page CF-15 has been expanded to describe the Company’s accounting methodology and to comply with disclosure requirements of SFAS 123(R).

-Recently Issued Accounting Pronouncements, page F-11

30.
We note that as of December 31, 2005 you have not yet adopted SFAS 123(R). Please revise to provide the disclosures required by SAB Topic 11.M relating to SFAS 123(R) and any other recently issued accounting standards that could have a material impact on your financial statements in the period of adoption.

Annual Audited Financial Statements:

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

January 18, 2007

The Company has expanded Note 2 - Recently Issued Accounting Pronouncements on page F-11 to address SFAS 123(R). The Company is not aware of any other matters that will have a material prospective affect on these financial statements when they become effective.

Unaudited Condensed Financial Statements:

Note 1 - Recently Issued Accounting Pronouncements on page CF-11 has been added to address the required disclosure. The Company is not aware of any other matters that will have a material prospective affect on these financial statements when they become effective.

Note 3. Patents, page F-11

31.
Please revise this note to disclose your accounting policy for capitalizing patents, including your pending patents. Disclose the nature of the costs that you have capitalized and how you determined the value to record.

Annual Audited Financial Statements and Unaudited Condensed Financial Statements:

Note 3. Patents on page F-11 and CF-14, respectively, have been expanded to include the Company’s accounting policy for capitalizing patents and to disclose the nature of costs capitalized which consist of filing fees and executory costs.

Note 6. Related Party Transactions and Contingencies

32.
You state that you have paid GET a total of $988,073 for a variety of transactions. You also state that you have received a total of $412,308 from GET. Please revise to provide the disclosures required by paragraph 2(c) of SFAS 57.

Note 6. Related Party Transactions and Contingencies on page F-12 has been expanded to provide time period disclosures required by paragraph 2(c) of SFAS 57.

Note 11. Stock Options, page F-14

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

January 18, 2007

33.
We note your disclosures here and on page F-11 that you recorded $19,000 during 2005 for approximately 965,000 stock options issued to employees and consultants that vested in 2005. Please revise to provide all of the disclosures required by paragraphs 45-48 of SFAS 123 and paragraph 2(e) of SFAS 148.

Annual Audited Financial Statements:

Note 11 - Stock Options on page F-15 has been expanded to provide all of the disclosures required by paragraphs 45-48 of SFAS 123 and paragraph 2(e) of SFAS 148.

Unaudited Condensed Financial Statements:

Note 7 - Stock Options on page CF-15 has been expanded to provide all of the disclosures required by paragraphs 45-48 of SFAS 123 and paragraph 2(e) of SFAS 148

Surfect Holdings, Inc. and Subsidiary Condensed Financial Statements, page CF-1

General

34.	As applicable, please revise your unaudited condensed financial statements to address the comments above.

See responses 27 through 33 above.

Notes to the Unaudited Condensed Consolidated Financial Statements, page CF-8

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page CF-8

35.
Please tell us why you believe it is appropriate to reflect the recapitalization transaction as if the transaction had occurred on January 1 of each respective year rather than reflecting the transaction on the date it occurred. Cite the accounting literature you relied on in reaching your conclusion.

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page CF-8 has been revised to properly describe the recapitalization transaction and the September 30, 2006 financials have been restated to present the recapitalization as of the date it occurred.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

January 18, 2007

36.
You state on page CF-14 that you will recognize $221,000 of revenue from the sale of products in October 2006. Please revise this note to provide your anticipated revenue recognition policy. Clearly disclose the significant terms of your revenue arrangements. Discuss how you analyze each of these terms in determining the appropriate amounts to record as revenue, considering the guidance in SAB 104, SFAS 48, EITF 00-21 or any other relevant literature.

Note 1 - Basis of Presentation and Summary of Significant Accounting Policies on page CF-11 has been expanded to discuss the Company’s revenue recognition policy as well as its anticipated warranty reserve policy.

Note 2. Recapitalization and Merger, page CF-11

(b) Issuance of new securities, page CF-11

37.	We note your disclosures regarding the issuance of units of equity securities. We note that these securities are subject to a registration rights agreement. Please address the following:

•
Revise your filing to clearly describe the material terms of the registration rights agreements in the notes and warrants, including the conditions under which you would be required to pay liquidated damages, if any.

•	Describe clearly how you have accounted for the warrants pursuant to SFAS 133 and EITF 00-19.
•
In this regard, tell us how you have considered the guidance provided in EITF 05-4 in concluding how to account for these instruments. While we note that the EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue, please tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement.

Note 2 - Recapitalization and Merger on CF-12 has been expanded to describe the registration rights agreements and the Company’s accounting for the warrants in relation to SFAS 133, EITF 00-19, and EITF 05-4.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

January 18, 2007

38.	We note you issued 400,000 shares of common stock to investor relations consultants as part of the transaction. Please revise this note to address the following:

•	Clarify how you have accounted for this issuance in your financial statements with reference to the accounting literature on which you relied.
•	Clarify whether the shares were issued for services or for cash and how you determined the value to record in the financial statements.
•	If the shares were issued for services, clearly disclose the nature of the services provided and the period over which the services were provided.

Note 2 - Recapitalization and Merger on CF-12 has been expanded to describe the accounting methodology for the common stock issued to investor relations consultants, as well as the type and life of services provided by such consultants.

Undertakings

39.	Please provide all required undertakings.

The appropriate undertakings have been added to Part II, Item 28 of the Form SB-2 as required by Item 512 of Regulation S-B.

Exhibits

40.	Please file as exhibits all material agreements.

All materials agreements have been filed as required by Item 601(b)(10) of Regulation S-B.

Exhibit 16.1

41.
Please revise to provide the information required by Item 304(a)(3) of Regulation S-B. Please note this letter from your former auditor is required for each filing which contains the disclosures required by Item 304(a) of Regulation S-B.

In accordance with the Instructions to Item 304, Item 304(a) disclosure has been previously reported in, and the Company’s former auditors letter filed as Exhibit 16.1 to, the Company’s Current Report on Form 8-K, filed with the Commission on October 3, 2006 and therefore has been deleted from this Form SB-2 filing.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300

haynesboone

January 18, 2007

Exhibit 23.2

42.
Please revise to provide the consent of your independent auditor as required by Item 601(b)(23)(i) of Regulation S-B in all future amendments to this Form SB-2. In this regard, please note the consent must be currently dated and manually signed.

A currently dated and executed consent of REDW, LLC, the Company’s auditors, will be filed as Exhibit 23.2 to the Form SB-2.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; do not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments concerning this response to Nancy Brenner at (212) 659-4969 or Harvey Kesner at (212) 659-4973.

Sincerely,

/s/ Nancy Brenner

cc Steven Anderson
James Turk
Eduardo Duffy, Esq.

Haynes and Boone, LLP
153 East 53rd Street Suite 4900
New York, New York 10022-4636
Phone: 212.659.7300